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SECURITI 07007682 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2006** (MM/DD/YY) AND ENDING **June 30, 2007** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Martinson & Company, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Barry Av enue North
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Martinson **952-473-4133**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
OCT 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Thomas Martinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martinson & Company, Ltd. as of June 20, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LAURA BROOKS
NOTARY PUBLIC – MINNESOTA
My Commission Expires Jan. 31, 2010

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINSON & COMPANY, LTD.

FINANCIAL STATEMENTS

Years Ended June 30, 2007 and 2006


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

MARTINSON & COMPANY, LTD.

We have audited the statements of financial condition of Martinson & Company, Ltd. as of June 30, 2007 and 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Martinson & Company, Ltd. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
August 8, 2007

MARTINSON & COMPANY, LTD.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2007 and 2006

	2007	2006
ASSETS		
ASSETS		
Cash	$ 15,537	$ 13,195
Investments, at fair value	73	9,346
Accounts receivable	-	-
Deferred tax asset	2,350	275
TOTAL ASSETS	$ 17,960	$ 22,816
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ 500	$ 750
TOTAL LIABILITIES	500	750
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 1,000 shares	10	10
Additional paid-in capital	9,990	9,990
TOTAL CAPITAL CONTRIBUTED	10,000	10,000
RETAINED EARNINGS	7,460	12,066
TOTAL STOCKHOLDERS' EQUITY	17,460	22,066
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 17,960	$ 22,816

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENTS OF OPERATIONS

Years Ended June 30, 2007 and 2006

	2007	2006
REVENUES		
Commissions	$ -	$ 334,251
Gain on securities	37	4,170
Reimbursed expenses	-	4,400
Advisory services	7,700	-
TOTAL REVENUES	7,737	342,821
GENERAL AND ADMINISTRATIVE EXPENSES	14,437	335,562
OPERATING INCOME (LOSS)	(6,700)	7,259
OTHER INCOME		
Interest income	19	46
TOTAL OTHER INCOME	19	46
INCOME (LOSS) BEFORE INCOME TAXES	(6,681)	7,305
INCOME TAX (BENEFIT) EXPENSE	(2,075)	925
NET INCOME (LOSS)	$ (4,606)	$ 6,380

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended June 30, 2007 and 2006

	Common Stock Issued		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, June 30, 2005	1,000	$ 10	$ 9,990	$ 5,686	$ 15,686
Net income (loss)				6,380	6,380
Balance, June 30, 2006	1,000	10	9,990	12,066	22,066
Net income (loss)				(4,606)	(4,606)
Balance, June 30, 2007	1,000	$ 10	$ 9,990	$ 7,460	$ 17,460

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (4,606)	$ 6,380
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Decrease (increase) in operating assets:		
Investments	9,273	(9,170)
Deferred income taxes	(2,075)	825
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(250)	(389)
NET INCREASE (DECREASE) IN CASH	2,342	(2,354)
CASH, BEGINNING OF YEAR	13,195	15,549
CASH, END OF YEAR	$ 15,537	$ 13,195

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Martinson & Company, Ltd. (the Company) provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company's 2007 investment banking activities and advisory services were primarily performed on behalf of one customer.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statements of financial condition.

Trade receivables - Trade receivables are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines an appropriate course of action on a delinquent account.

Investments - Investments consist primarily of publicly traded common stock held for investment purposes. These investments have been recorded at fair value as determined by Company management.

The Company, in connection with providing investment banking and advisory services, has historically purchased certain warrants of the company it serves. These warrants are valued by management, as no ready market is available for the warrants or significant restrictions exist which limited the value of the warrants.

Revenue recognition - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided.

(1) **Nature of business and significant accounting policies (continued)**

A summary of the Company's significant accounting policies follows: (continued)

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company's temporary differences relate primarily to operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities, options and commodities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) **Investments**

The following is a summary of the Company's investments:

	2006	2005
Fair value	$ 73	$ 9,346
Cost	$ 176	$ 4,976
Unrealized gains	$ 0	$ 4,370
Unrealized losses	$ 103	$ 0

Realized and unrealized gains and losses for the years ended June 30, 2007 and 2006 are reflected in the statement of operations under the caption "gain on securities."

	2006	2005
Realized (losses)	$ 4,511	$ 0
Changes in unrealized gains	(4,474)	4,170
Total	$ 37	$ 4,170

(3) Income tax matters

The components of the income tax provision are as follows:

	Years Ended June 30,	
	2007	2006
Current income taxes		
Federal income taxes	$ -	$ 725
State and local income taxes	-	300
Tax benefit of net operating loss carryforward	-	(725)
Total current income tax expense	-	300
Deferred income taxes		
Temporary differences	-	(100)
Net operating loss carryforward	(2,075)	725
Total deferred income tax expense	(2,075)	625
Total income tax expense	$ (2,075)	$ 925

The Company has a federal and state net operating loss carryforwards of $1,960 and $21,100, respectively, which begin to expire in 2017.

The Company provides deferred income taxes to reflect the impact of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The significant temporary differences and the related deferred tax assets and (liability) are as follows:

	June 30,	
	2007	2006
Unrealized gain on investments	$ -	$ (625)
Net operating loss carryforward	2,350	900
Total deferred income taxes	$ 2,350	$ 275

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2007, the Company had net capital as defined by Rule 15c3-1 of $15,037 which exceeds its required net capital of $5,000 by $10,037. The Company's ratio of aggregate indebtedness to net capital was .03 to 1 at June 30, 2007.

(5) Subsequent event

During year end 2007, the National Association of Securities Dealers (NASD) and the New York Securities Exchange proposed and the NASD members approved a plan to merge certain of their respective oversight and compliance functions. This plan to merge operations is contingent upon the approval of the Securities and Exchange Commission (SEC). Notification of the SEC's plan approval was received on July 30 2007 and the closing occurred shortly thereafter.

As a part of this agreement to merge these functions each NASD member firm was to receive $35,000 as compensation for cost savings. The Company did not accrue this amount as of June 30 2007 due to uncertainties related to the finalization of plan approval and closing. The $35,000 fee was received in August 2007.

(6) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

ADDITIONAL INFORMATION



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

MARTINSON & COMPANY, LTD.

We have audited the financial statements of Martinson & Company, Ltd. for the year ended June 30, 2007, and have issued our report thereon dated August 8, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. We consider the following deficiencies to be a significant deficiency in internal control over financial reporting.

The size of the business and the limited number of staff impose practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on segregation of duties. In addition, staff have only a moderate level of knowledge relating to financial reporting and disclosure requirements. The Company relies on its external auditors to assist in the preparation and drafting of certain of its financial disclosures. Under the provisions of American Institute of Certified Public Accountants Statement of Auditing Standards No. 112 the lack of segregation of duties and of the skills and knowledge necessary to apply generally accepted accounting principles in preparing financial statements are defined as areas of significant weakness in internal control. Since the condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all significant or material weaknesses in the system of internal control. Accordingly, we do not express an opinion on the system of internal accounting control of Martinson & Company, Ltd. taken as a whole. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.



Minneapolis, Minnesota
August 8, 2007



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

MARTINSON & COMPANY, LTD.

We have audited the financial statements of Martinson & Company, Ltd. as of June 30, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.



Minneapolis, Minnesota
August 8, 2007

MARTINSON & COMPANY, LTD
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2007
COMPUTATION OF NET CAPITAL

			Schedule I
1. Total ownership equity from Statement of Financial Condition			$ 17,460
2. Deduct: ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			17,460
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
b.	Other (deductions) or allowable credits Deferred taxes on non-allowable assets		
5. Total capital and allowable subordinated liabilities			17,460
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 2,423	
b.	Secured demand note deficiency	0	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	0	
d.	Other deductions and/or charges contingent liability	0	2,423
7. Other additions and/or allowable credits:	Deferred taxes on unrealized appreciation of investment securities		0
8. Net capital before haircuts on securities positions			15,037
9. Haircuts on securities:			
a.	Contractual securities commitments		
b.	Subordinated securities borrowings		
c.	Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities	0	0
d.	Undue concentration (illiquid investment securities)		0
e.	Other		
10. Net capital			$ 15,037

MARTINSON & COMPANY, LTD
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2007
COMPUTATION OF BASIC CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	33
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	10,037
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	14,987

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	500
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		0
19. Total aggregate indebtedness	$	500
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		3.3%

MARTINSON & COMPANY, LTD
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of June 30, 2007)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	15,037
Rounding difference		
Net capital as reported on line 10 of Schedule I	$	15,037

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	500
Difference in amount submitted		0
Total aggregate indebtedness as reported on line 19 of Schedule II	$	500

MARTINSON & COMPANY, LTD
STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2007

Schedule IV

As more fully described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' and of possession and control under provisions of SEC Rule 15c 3-3 based on paragraph K (2) (ii) of the rule.

END